Exhibit 3.19

State of Delaware Secretary of State Division of Corporations Delivered 07:32 PM 02/28/2011 FILED 07:11 PM 02/28/2011 SRV 110238847 - 4946660 FILE

CERTIFICATE OF FORMATION

OF

Ancestry.com DNA, LLC

1. The name of the limited liability company is Ancestry.com DNA, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Ancestry.com DNA, LLC this 28th day of February, 2011.

William Stern
Ancestry.com Operations Inc.
General Counsel